Exhibit 2.1

June 9, 2017

8point3 Operating Company, LLC
c/o 8point3 General Partner, LLC
77 Rio Robles
San Jose, California 95134

Ladies and Gentlemen:

Reference is made to that certain Purchase, Sale and Contribution Agreement, dated as of January 26, 2016 (as amended, the “Purchase Agreement”), between SunPower Corporation, a Delaware corporation (“Parent”), and 8point3 Operating Company, LLC, a Delaware limited liability company (the “Purchaser”). Capitalized terms used in this letter agreement (this “Letter Agreement”) without definition shall have the respective meanings assigned to them in the Purchase Agreement.

As further detailed in this Letter Agreement, the Parties intend to set forth certain agreements and amendments with respect to the Phase 2(c) Assets and the Phase 2(c) Contribution Amount.

In connection with the Phase 2(b) Closing, pursuant to Section 6.06(a) of the Purchase Agreement, Parent delivered a Schedule Update in connection with the Phase 2(b) Contribution Closing Date, which included the following Development Project Sites in the Phase 2(c) Assets:

Site	Address	Size (kWdc)
Frontier HS	6401 Allen Rd., Bakersfield, CA 93314	1,557.30
Liberty HS	925 Jewetta Ave., Bakersfield, CA 93312	1,096.20
Mira Monte HS	1800 S. Fairfax., Bakersfield, CA 93307	1,096.20
ROC	501 S. Mt. Vernon, Bakersfield, CA 93307	887.40

The Parties hereby agree that, notwithstanding anything to the contrary contained in the Purchase Agreement, the “Phase 2(c) Assets” shall include all equipment, facilities and other tangible and intangible assets and rights substantially used by or held for use by the Project Development Company in connection with the following Development Project Sites:

Site	Address	Size (kWdc)
Mira Monte HS	1800 S. Fairfax., Bakersfield, CA 93307	1,096.20
ROC	501 S. Mt. Vernon, Bakersfield, CA 93307	887.40

Parent represents that, except for (i) the Phase 2(c) Assets that will be assigned to the Project Company in connection with the Phase 2(c) Closing, and (ii) equipment, facilities and other tangible and intangible assets and rights substantially used by or held for use by the Project Development Company in connection with the Unavailable Development Project Sites (as defined below), there are no other equipment, facilities or other tangible or intangible assets or rights solely used by or held for use by the Project Development Company in connection with the Project that have not been assigned to the Project Company.

Further, the Parties hereby agree that, notwithstanding anything to the contrary contained in the Purchase Agreement, the “Phase 2(c) Contribution Amount” means the amount calculated by multiplying (i) the aggregate numerical amount of the MWac of the Developmental Project Sites included in the Phase 2(c) Assets by (ii) $1,729,805.71 (the “MWac Multiple”). The Parties acknowledge that the MWac Multiple is the same dollar per MWac cost calculated from the original size of the Project and the original Purchase Price as set forth in the Purchase Agreement, which Purchase Agreement was approved by: (1) the board of directors (the “Board”) of 8point3 General Partner, LLC, a Delaware limited liability company (the “General Partner”), in (a) the Board’s capacity as the board of directors of the General Partner, (b) the General Partner’s capacity as the general partner of 8point3 Energy Partners LP, a Delaware limited partnership (the “Partnership”), acting for the Partnership, and (c) the General Partner’s capacity as the general partner of the Partnership, acting as the managing member of and on behalf of the Purchaser; and (2) the conflicts committee of the Board, which consists entirely of independent directors.

In the event that the “Initial Funding Date” set forth in the Payment Request for one or both of the Development Project Sites set forth in the chart below (the “Unavailable Development Project Sites”) is on or before the Phase 2(c) Termination Date, the Parties hereby agree: (i) to amend the Purchase Agreement to include such Development Project Sites as a new “Phase 2(d)” and to provide for the closing of such Development Project Sites; and (ii) the “Phase 2(d) Contribution Amount” will be calculated by multiplying (1) the aggregate numerical amount of the MWac of the Unavailable Development Project Sites by (2) the MWac Multiple.

Site	Address	Size (kWdc)
Frontier HS	6401 Allen Rd., Bakersfield, CA 93314	1,557.30
Liberty HS	925 Jewetta Ave., Bakersfield, CA 93312	1,096.20

For the avoidance of doubt, in the event that a closing does not occur with respect to the Unavailable Development Project Sites, such sites will be considered ROFO Assets (as defined in the ROFO Agreement).

To the extent the terms of the Purchase Agreement are inconsistent with the terms of this Letter Agreement, the terms of this Letter Agreement shall control; however, the Parties hereto ratify and confirm that in all other respects the Purchase Agreement remains in full force and effect.

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflicts of laws.

This Letter Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute a single instrument.

If this Letter Agreement is in accordance with your understanding of our agreement, please execute below in the place indicated.

[Signature Page Follows]

Sincerely,
SUNPOWER CORPORATION

By:	/s/ Charles D. Boynton
Name: Charles D. Boynton
Title: Chief Financial Officer

Accepted and Agreed:

8POINT3 OPERATING COMPANY, LLC

By:	8point3 Energy Partners LP,
its managing member

By:	8point3 General Partner, LLC,
its general partner

By:	/s/ Max Gardner
Name: Max Gardner
Title: Vice President of Operations

[Signature Page to Letter Agreement]